Exhibit 99.2

IFRS INR Press Release

Stellar all round performance with 3.6% sequential revenue growth in cc, 1% operating margin expansion

Revenue guidance at 3%-4% and operating margin guidance at 20%-22%

Highest Free Cash Flow at $1.1 billion; Record number of large deals at 34 with $4.1 billion TCV

Bengaluru, India – July 18, 2024: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered $4,714 million in Q1 revenues with a sequential growth of 3.6% and year on year growth of 2.5% in constant currency. Operating margin was at 21.1%, a sequential expansion of 1%. Free cash flow was highest ever at $1,094 million, an increase of 56.5% year over year. Number of large deal wins were highest ever at 34 with TCV of $4.1 billion, 57.6% being net new.

“We had an excellent start to FY25 with strong and broad-based growth, operating margin expansion, robust large deals, and highest ever cash generation. This is a testimony to our differentiated service offerings, enormous client trust, and relentless execution”, said Salil Parekh, CEO and MD. “With our focused approach for generative AI for enterprises working with their data sets on a cloud foundation, we have strong traction with our clients. This is building on our Topaz and Cobalt capabilities” he added.

Guidance for FY25:

•	Revenue growth of 3%-4% in constant currency
•	Operating margin of 20%-22%

1. Key highlights:

For the quarter ended June 30, 2023

•        Revenues in CC terms grew by 2.5% YoY and by 3.6% QoQ

•        Reported revenues at 39,315 crore, growth of 3.6% YoY

•        Operating margin at 21.1%, growth of 0.3% YoY and 1.0% QoQ

•        Basic EPS at 15.38, increase of 7.0% YoY

•        FCF at 9,155 crore, growth of 59.2% YoY; FCF conversion at 143.6% of net profit

“Our relentless drive on cost optimization through Project Maximus, a comprehensive margin expansion program, is reflected in the all-round improvement in key operating metrices leading to 1.0% growth in operating margin in Q1”, said Jayesh Sanghrajka, CFO. “We had the highest ever FCF generation at $1.1 bn and ROE increased to 33.6% due to higher payouts to investors”, he added.

2. Update on in-tech acquisition

Infosys has completed the acquisition of in-tech, a leading Engineering R&D services provider focused on German automotive industry. This follows the announcement the company made on April 18, 2024.

Headquartered in Germany, in-tech, is one of the fastest growing Engineering R&D services providers that shapes digitization in the automotive, rail transport and smart industry sectors. in-tech develops solutions in e-mobility, connected and autonomous driving, electric vehicles, off-road vehicles and railroad. in-tech brings to Infosys, marquee German original equipment manufacturers, deep client relationships, and an extensive industry expertise with a multidisciplinary team of 2,200 people across locations in Germany, Austria, China, UK, and nearshore locations in Czech Republic, Romania, Spain, and India.

The entire shareholding in in-tech Group India Private Limited, a step-down subsidiary of in-tech Holding GmbH, will be acquired by Infosys Limited. Infosys is delighted to welcome in-tech and its leadership team.

3. Client wins & Testimonials

•	Infosys announced a strategic multi-year collaboration with Telstra to accelerate its software engineering and IT transformation journey and further enhance their customer experience. Kim Krogh Andersen, Group Executive, Product and Technology, Telstra, said, “Consumers around the world have significantly increased their expectations when it comes to the seamless, digital delivery of their products and services. As we approach the tipping point of Generative AI and an avalanche of digital adoption, strategic partnerships with global leaders such as Infosys are critical to support our shared ambitions for digital leadership.”

•	Infosys launched Infosys AsterTM – a set of AI-amplified marketing services, solutions and platforms that deliver engaging brand experiences, enhanced marketing efficiency, and accelerated effectiveness for business growth. Tom Portman, Group VP, Online Transformation and Group Head of Digital Channels, ABB, said, “Infosys Aster™ is bringing expertise to help us reimagine, engineer, and activate best-in-class omnichannel experiences for our customers, partners, and prospects enabling them to quickly access the relevant and up to date information they need. We see the potential of AI to amplify these capabilities and significantly raise the bar in the delivery of personalized content, ensuring predictability of engagement. We are elevating the way we connect with our customers and how our customers connect with us.”

•	Infosys collaborated with La-Z-Boy to establish a Testing Center of Excellence. Infosys will provide comprehensive Quality Engineering services by leveraging modern technologies and AI automation tools. Carol Lee, CIO, La-Z-Boy, said, “We chose Infosys as our strategic partner due to their impressive track record of establishing strong testing center of excellence along with providing comprehensive testing services by leveraging their QA methodologies, industry leading tools, transforming QA powered by Gen AI, AI/ML led tools and accelerators.”

•	Infosys announced a strategic three-year partnership with the ABB FIA Formula E World Championship as its official Digital Innovation Partner. Jeff Dodds, Chief Executive Officer, Formula E, said, “Infosys' expertise in cutting-edge technologies makes them the ideal partner to help us drive the future of electric motorsport. We are excited to work with them to deliver exceptional experiences for our global fan base and further strengthen Formula E's position as a leader in sustainable, digital-first sports. Infosys' commitment to sustainability and innovation aligns perfectly with our vision, and we are confident that this collaboration will unlock new avenues in our key focus areas."

•	Infosys announced a multi-year strategic collaboration with First Abu Dhabi Bank (FAB) to optimize and modernize FAB’s IT infrastructure services. Suhail Bin Tarraf, Group Chief Operating Officer, First Abu Dhabi Bank (FAB), said, “At FAB, we are committed to transforming our IT organization and delivering world-class services that drive tangible business outcomes. After a thorough evaluation, we selected Infosys as our strategic partner due to their proven expertise, innovative solutions, and the strong trust they built at all levels. Infosys’ outcome-oriented managed services model coupled with their automation-powered delivery approach will help us significantly improve service quality, compliance, and operational efficiency.”

•	Infosys and Posti extended their strategic collaboration to help Posti enhance its customer experience and operational efficiency, leveraging Infosys Topaz. Petteri Naulapää, CIO & SVP, ICT and Digitalization, Posti Group, said, “We are pleased to announce the renewal of our collaboration with Infosys for another seven years. This decision is underpinned by a robust service delivery coupled with a spirit of continuous innovation by leveraging enterprise AI capabilities through Infosys Topaz. Infosys' continuous commitment to delivering customer satisfaction and a sharp focus on emerging technologies such as cloud, data, and AI will help in catalysing Posti’s digital transformation journey in line with its larger corporate strategy of delivering on an industry-leading operational efficiency.”

•	Infosys collaborated with Proximus to revamp their ServiceNow platform by leveraging Infosys Cobalt. Antonietta Mastroianni, Chief Digital and IT Officer, Proximus, said, “Our collaboration with Infosys marks a transformative leap in reshaping the telecom realm. Infosys' technical expertise in transforming legacy environments with the ServiceNow platform makes it an ideal choice for collaboration. Together, we will continue to revolutionize service delivery and provide enhanced customer experience.”

•	Infosys announced successful completion of the technology landscape separation program of Team Global Express. Danny Gravell, CIO of Team Global Express, said, “Our partnership with Infosys enabled us to successfully set up an independent technology capability and transform our foundation technology platforms. We value Infosys’ thought leadership, collaborative approach, and experience in implementing infrastructure and cloud transformation programs as a true strategic partner. By using the ready-to-use templates from Infosys Cobalt, we could complete the transformation at speed with maximum efficiency. This program has enabled us to work towards providing the best possible experience for our customers."

•	Infosys collaborated with Commerzbank to consolidate their trading ecosystem on a unified Murex platform to help the bank accelerate its digital transformation journey. Sebastian Kauck, CIO Corporate Clients, Commerzbank, said, "The successful platform consolidation is a major achievement after three years of hard work. Throughout this project, the collaboration of our internal teams with Murex, Infosys and other external partners has always been an integral part to its success. The new setup enables Commerzbank to significantly enhance process efficiency and simultaneously reduce costs. Additionally, it lays the foundation for future business growth as adapting to market changes can be done more swiftly.”

4. Recognitions & Awards

Brand

•	Rated as Top 100 most valuable brand in the world by Kantar BrandZ; Ranked among the most-trusted brands in India and the US

•	Recognized as one of India’s Best Employers Among Nation-Builders 2024 by the Great Place To Work® Institute

•	Recognized as one of India’s Best Companies to Work for 2024 by the Great Place To Work® Institute

•	Infosys was recognized as one of the “Most Honored” companies, receiving multiple awards at the 2024 All-Asia Executive Team Rankings from Institutional Investor

•	Infosys’ Investor Relations (IR) function has been recognized one of the top two IR Functions amongst Indian companies in an annual survey conducted by FinanceAsia

AI and Cloud Services

•	Positioned as a leader in HFS Horizons: Industry Cloud Service Providers, 2024

•	Recognized as a leader in Avasant’s Applied AI Services 2024 Radarview

Key Digital Services

•	Rated as a leader in The Forrester Wave: Continuous Automation And Testing Services, Q2 2024

•	Recognized as a leader in Capital Markets IT Services PEAK Matrix Assessment 2024 by Everest

•	Positioned as a leader in ISG’s SAP Ecosystem 2024 Provider Lens study in US, Germany, and Global

•	Positioned as a leader in ISG Salesforce Ecosystem Partners 2024 Provider Lens study in US

•	Recognized as a leader in Avasant’s Cybersecurity Services 2024 Radarview

•	Recognized as a leader in Avasant’s Multisourcing Service Integration 2023–2024 Radarview

•	Infosys-Fluido won ‘Best Salesforce Partner to Work For’ at the 2024 Digital Revolution Awards

Industry & Solutions

•	Rated as a leader in Healthcare Industry Cloud Services PEAK Matrix Assessment 2024 by Everest

•	Recognized as a leader in Wealth & Asset Management 2024 by NelsonHall

•	Positioned as a leader in IDC MarketScape: Worldwide Distributed Energy Resource Management Systems Service Providers 2024 Vendor Assessment

•	Positioned as a leader in IDC MarketScape: Worldwide Consulting and Digital Services Providers for the Upstream Oil and Gas Industry 2024 Vendor Assessment

•	Positioned as a leader in IDC MarketScape: Worldwide Consulting and Digital Services Providers for the Downstream Oil and Gas Industry 2024 Vendor Assessment

•	Recognized as a leader in Avasant’s Manufacturing Digital Services 2024 Radarview

•	Infosys Finacle won the ‘Innovation in Offering Award with RCBC DiskarTech’ and the ‘Customer & Program Impact Award with IndusInd Bank’ at the IBSi Digital Banking Awards 2024

•	Infosys BPM recognised as a leader in 2024 Gartner Magic Quadrant for Finance and Accounting Business Process Outsourcing

•	Infosys BPM won the SS&C Blue Prism Partner Excellence Award 2024, under the ‘Intelligent Automation Award’ category for the APAC Region

•	Infosys BPM won two awards at ATD 2024: ‘Excellence in Practice Award 2024’ and ‘ATD Best Award 2024’

•	Infosys BPM won the PeopleFirst HR Excellence Award 2024, in the ‘Learning & Development’ category

•	Infosys BPM won an award at the CII National Lean Competition 2024

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the findings of the review of the extent and nature of data subject to unauthorized access and exfiltration in relation to the McCamish cybersecurity incident and reaction to such findings, the timing of the notification process, and the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 469 996 3516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(in crore)

	June 30, 2024	March 31, 2024
ASSETS
Current assets
Cash and cash equivalents	16,432	14,786
Earmarked bank balance for dividend (4)	11,625	-
Current investments	8,762	12,915
Trade receivables	30,930	30,193
Unbilled revenue	12,601	12,768
Other Current assets	15,705	18,770
Total current assets	96,055	89,432
Non-current assets
Property, plant and equipment and Right-of-use assets	19,052	19,370
Goodwill and other Intangible assets	8,796	8,700
Non-current investments	11,174	11,708
Unbilled revenue	1,652	1,780
Other non-current assets	7,290	6,824
Total non-current assets	47,964	48,382
Total assets	144,019	137,814
LIABILITIES AND EQUITY
Current liabilities
Trade payables	3,693	3,956
Unearned revenue	6,956	7,341
Employee benefit obligations	2,805	2,622
Other current liabilities and provisions	37,297	24,875
Total current liabilities	50,751	38,794
Non-current liabilities
Lease liabilities	6,174	6,400
Other non-current liabilities	3,676	4,159
Total non-current liabilities	9,850	10,559
Total liabilities	60,601	49,353
Total equity attributable to equity holders of the company	83,069	88,116
Non-controlling interests	349	345
Total equity	83,418	88,461
Total liabilities and equity	144,019	137,814

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(in crore except per equity share data)

	3 months ended June 30, 2024	3 months ended June 30, 2023
Revenues	39,315	37,933
Cost of sales	27,177	26,382
Gross profit	12,138	11,551
Operating expenses:
Selling and marketing expenses	1,937	1,783
Administrative expenses	1,913	1,877
Total operating expenses	3,850	3,660
Operating profit	8,288	7,891
Other income, net (3)	733	471
Profit before income taxes	9,021	8,362
Income tax expense	2,647	2,417
Net profit (before minority interest)	6,374	5,945
Net profit (after minority interest)	6,368	5,945
Basic EPS ()	15.38	14.37
Diluted EPS ()	15.35	14.35

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter ended June 30, 2024, which have been taken on record at the Board meeting held on July 18, 2024.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other income is net of Finance Cost.
4.	Represents bank balance earmarked for final and special dividend. Payment date for dividend was July 1, 2024.